Filed pursuant to Rule 433

Dated June 26, 2019

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectuses

dated June 14, 2019

Registration No. 333-230345

Change Healthcare Inc.

Concurrent Offerings of

42,857,142 Shares of Common Stock

(the “Common Stock Offering”)

and

5,000,000 6.00% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) in the case of investors purchasing in the Common Stock Offering, the preliminary prospectus, dated June 14, 2019, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus”) or (ii) in the case of investors purchasing in the Units Offering, the preliminary prospectus, dated June 14, 2019, relating to the Units Offering (the “Units Preliminary Prospectus” and, together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectuses”). The closing of the Units Offering is conditioned upon the closing of the Common Stock Offering, but the closing of the Common Stock Offering is not conditioned upon the closing of the Units Offering. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus.

Issuer:	Change Healthcare Inc., a Delaware corporation (“Issuer”).

Ticker/Exchange for Common Stock:	CHNG/Nasdaq Global Select Market (“Nasdaq”).

Ticker/Exchange for Units:	CHNGU/Nasdaq.

Pricing Date:	June 26, 2019.

Settlement Date:	July 1, 2019.

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share, of Issuer (“Common Stock”).

Number of Shares of Common Stock Offered:	42,857,142 shares (or 49,285,713 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Outstanding Common Stock after Common Stock Offering:

118,331,796 shares (or 124,760,367 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Share numbers and amounts do not reflect shares of Common Stock issuable upon exchange of LLC Units that will be held by McKesson immediately following the Common Stock Offering, shares of Common Stock issuable upon settlement of the Purchase Contracts (as defined below) or shares of Common Stock that may be granted under the Issuer’s Omnibus Incentive Plan.

Common Stock Public Offering Price:	$13.00 per share.

Underwriting Discount:	$0.65 per share.

Estimated Net Proceeds to Issuer from the Common Stock Offering:	The net proceeds from the sale of Common Stock in the Common Stock Offering, after deducting the underwriting discounts and commissions, will be approximately $529 million (or approximately $609 million if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock). The Joint Venture will bear or reimburse Issuer for all of the expenses payable by it in the Common Stock Offering. Issuer estimates those offering expenses (excluding underwriting discounts and commissions) will be approximately $7.5 million.

Lead Book-running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Blackstone Advisory Partners L.P.

Robert W. Baird & Co. Incorporated

Cantor Fitzgerald & Co.

Cowen and Company, LLC

First Liberties Securities, Inc. dba First Liberties Financial

Guggenheim Securities, LLC

Piper Jaffray & Co.

SunTrust Robinson Humphrey, Inc.

SVB Leerink LLC

Wells Fargo Securities, LLC

William Blair & Company, L.L.C.

Drexel Hamilton, LLC

Siebert Cisneros Shank & Co., LLC

Units Offering

Title of Securities:	6.00% Tangible Equity Units (the “Units”).

Number of Units Offered:	5,000,000 Units (or 5,750,000 Units if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Stated Amount/Public Offering Price:	$50.00 per Unit.

Composition of Units:

Each Unit is comprised of two parts:

•   a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•   a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $8.2378 per Amortizing Note, bears interest at a rate of 5.50% per annum and has a final installment payment date of June 30, 2022.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Purchase Contract is $41.7622 and the fair market value of each Amortizing Note is $8.2378.

Reference Price:	$50.00 divided by the then applicable Maximum Settlement Rate (as defined below) (the “Reference Price”), which is initially approximately equal to the Common Stock Public Offering Price per share in the concurrent Common Stock Offering described above.

Threshold Appreciation Price:	$50.00 divided by the then applicable Minimum Settlement Rate (as defined below) (the “Threshold Appreciation Price”), which is initially approximately $15.60 and represents a premium of approximately 20% over the Reference Price.

Minimum Settlement Rate:	3.2051 shares of Common Stock per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus (the “Minimum Settlement Rate”).

Maximum Settlement Rate:	3.8461 shares of Common Stock per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus (the “Maximum Settlement Rate”).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the “mandatory settlement date” (as defined in the Units Preliminary Prospectus), determined using the hypothetical “applicable market value” (as defined in the Units Preliminary Prospectus) shown, subject to adjustment as described in the Units Preliminary Prospectus:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)
Less than the Reference Price	The Maximum Settlement Rate	Less than $50.00

Less than or equal to the Threshold Appreciation Price but greater than or equal to the Reference Price	A number of shares of Common Stock equal to $50.00, divided by the applicable market value	$50.00

Greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $50.00

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus) per Purchase Contract for each stock price and effective date set forth below:

	Stock Price
Effective Date	$3.00	$6.00	$9.00	$12.00	$13.00	$14.00	$15.60	$20.00	$25.00	$30.00	$35.00	$40.00
July 1, 2019	3.7759	3.6530	3.4791	3.3434	3.3098	3.2815	3.2458	3.1896	3.1654	3.1577	3.1557	3.1555
September 30, 2019	3.7846	3.6756	3.5024	3.3603	3.3246	3.2944	3.2561	3.1960	3.1704	3.1624	3.1602	3.1599
December 30, 2019	3.7925	3.6981	3.5269	3.3780	3.3399	3.3076	3.2665	3.2021	3.1752	3.1668	3.1646	3.1643
March 30, 2020	3.7995	3.7202	3.5523	3.3962	3.3555	3.3208	3.2765	3.2077	3.1796	3.1711	3.1689	3.1686
June 30, 2020	3.8060	3.7427	3.5809	3.4172	3.3733	3.3357	3.2877	3.2133	3.1838	3.1754	3.1732	3.1728
September 30, 2020	3.8118	3.7644	3.6117	3.4401	3.3926	3.3515	3.2990	3.2184	3.1877	3.1794	3.1774	3.1770
December 30, 2020	3.8171	3.7844	3.6443	3.4646	3.4129	3.3678	3.3099	3.2225	3.1910	3.1831	3.1814	3.1811
March 30, 2021	3.8220	3.8020	3.6790	3.4916	3.4347	3.3847	3.3203	3.2252	3.1936	3.1866	3.1853	3.1851
June 30, 2021	3.8269	3.8172	3.7175	3.5236	3.4601	3.4035	3.3303	3.2260	3.1956	3.1901	3.1892	3.1891
September 30, 2021	3.8318	3.8287	3.7595	3.5635	3.4912	3.4251	3.3395	3.2243	3.1971	3.1935	3.1932	3.1931
December 30, 2021	3.8365	3.8362	3.8019	3.6167	3.5321	3.4514	3.3458	3.2185	3.1985	3.1972	3.1971	3.1971
March 30, 2022	3.8413	3.8413	3.8357	3.6982	3.5967	3.4875	3.3417	3.2082	3.2011	3.2011	3.2011	3.2011
June 30, 2022	3.8461	3.8461	3.8461	3.8461	3.8461	3.5713	3.2051	3.2051	3.2051	3.2051	3.2051	3.2051

The exact stock price and effective date may not be set forth in the table above, in which case:

•   if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•   if the applicable stock price is greater than $40.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•   if the applicable stock price is less than $3.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 3.8461, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus.

Early Mandatory Settlement at Issuer’s Election:	Issuer has the right to settle the Purchase Contracts on or after March 30, 2020, in whole but not in part, on a date fixed by Issuer as described in the Units Preliminary Prospectus at the “early mandatory settlement rate,” which will be the Maximum Settlement Rate as of the notice date (as defined in the Units Preliminary Prospectus).

Initial Principal Amount of Amortizing Notes:	$8.2378 per Amortizing Note. $41,189,000 in aggregate (or $47,367,350 in the aggregate if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Installment Payment Dates:	Each March 30, June 30, September 30 and December 30, commencing on September 30, 2019, with a final installment payment date of June 30, 2022.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $0.7500 per Amortizing Note (except for the September 30, 2019 installment payment, which will be $0.7417 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.00% per annum with respect to each $50.00 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 5.50% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
September 30, 2019	$0.6297	$0.1120
December 30, 2019	$0.6454	$0.1046
March 30, 2020	$0.6543	$0.0957
June 30, 2020	$0.6633	$0.0867
September 30, 2020	$0.6724	$0.0776
December 30, 2020	$0.6816	$0.0684
March 30, 2021	$0.6910	$0.0590
June 30, 2021	$0.7005	$0.0495
September 30, 2021	$0.7101	$0.0399
December 30, 2021	$0.7199	$0.0301
March 30, 2022	$0.7298	$0.0202
June 30, 2022	$0.7398	$0.0102

Repurchase of Amortizing Notes at the Option of the Holder:	If Issuer elects to settle the Purchase Contracts early, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date (as defined in the Units Preliminary Prospectus), plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 5.50% per annum.

Underwriting Discount:	$1.50 per Unit.

Estimated Net Proceeds to Issuer from the Units Offering:	The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and commissions, will be approximately $243 million (or approximately $279 million if the underwriters of the Units Offering exercise in full their option to purchase additional Units). The Joint Venture will bear or reimburse Issuer for all of the expenses payable by it in the Units Offering. Issuer estimates those offering expenses (excluding underwriting discounts and commissions) will be approximately $2.5 million.

Lead Book-running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Blackstone Advisory Partners L.P.

Robert W. Baird & Co. Incorporated

Cantor Fitzgerald & Co.

Cowen and Company, LLC

First Liberties Securities, Inc. dba First Liberties Financial

Guggenheim Securities, LLC

Piper Jaffray & Co.

SunTrust Robinson Humphrey, Inc.

SVB Leerink LLC

Wells Fargo Securities, LLC

William Blair & Company, L.L.C.

Drexel Hamilton, LLC

Siebert Cisneros Shank & Co., LLC

CUSIP for the Units:	15912K 209

ISIN for the Units:	US15912K2096

CUSIP for the Purchase Contracts:	15912K 118

ISIN for the Purchase Contracts:	US15912K1189

CUSIP for the Amortizing Notes:	15912K 308

ISIN for the Amortizing Notes:	US15912K3086

Issuer has filed a registration statement (including the Preliminary Prospectuses) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the applicable Preliminary Prospectus for more complete information about Issuer and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable Preliminary Prospectus if you request it by calling toll free at 1-866-471-2526 or 1-877-422-4089.

The information in this pricing term sheet supersedes the information in the applicable Preliminary Prospectus to the extent inconsistent with the information in such Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to, and should be read in conjunction with, the applicable Preliminary Prospectus, which was included in Amendment No. 4 to the Registration Statement on Form S-1 and is available here.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.